UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F
                    APPLICATION FOR DEREGISTRATION OF CERTAIN
                        REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Sefton Funds Trust (all four series, namely Sefton U.S. Government Fund, Sefton California Tax-Free Fund, Sefton Equity Value Fund and Sefton Small Company Value Fund)

3.   Securities and Exchange Commission File No.:

     811-8948

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application     [ ] Amendment
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5.   Address of Principal  Executive Office (include No. & Street,  City, State,
     Zip Code):

     2550 Fifth Avenue, Suite 808
     San Diego, California 92103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     David A. Hearth

     Paul, Hastings, Janofsky & Walker LLP
     345 California Street, 29th Floor
     San Francisco, California 94104
     (415) 835-1607

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Sefton Funds Trust
     2550 Fifth Avenue, Suite 808
     San Diego, California 92103

     BISYS Fund Services
     3435 Stelzer Road
     Columbus, Ohio 43219-3035
     800-554-3862

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end     [ ] Closed-end

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10.  State law under which the fund was  organized  or formed  (e.g.,  Delaware,
     Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Sefton Capital Management
     2550 Fifth Avenue, Suite 808
     San Diego, California 92103

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     BISYS Fund Services
     3435 Stelzer Road
     Columbus, Ohio 43219-3035

     ALPS Mutual Funds Services, Inc.
     370 18th St., Suite 2700
     Denver, CO  80202

     Furman Selz, Inc.
     237 Park Avenue, 9th Fl.
     New York, NY  10017

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., An insurance company separate account)?

     [ ] Yes        [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-______

     Business Address:

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15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes      [ ] No

     If Yes, state the date on which the board vote took place:

     August 29, 1999

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes      [ ] No

     If Yes, state the date on which the shareholder vote took place: November 22, 1999

     If No, explain:

II.  DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes        [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         November 22, 1999

     (b) Were the distributions made on the basis of net assets?

         [X] Yes         [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X] Yes         [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:

         Were any distributions to shareholders made in kind?

         [ ] Yes         [ ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
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17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes         [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes         [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     None. After the reorganization of each series, each series of the fund held only shares of the corresponding acquiring fund, which were distributed to shareholders of that series in exchange for shares of that acquiring fund.

     (b) Describe the relationship of each remaining shareholder to the fund:

         N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes         [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes         [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ] Yes         [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes         [X] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List  the  expenses   incurred  in  connection   with  the  Merger  or
         Liquidation:

         (i)  Legal expenses:

              None. Paid by investment adviser to acquiring funds.

         (ii) Accounting expenses:

              None. Paid by investment adviser to acquiring funds.

         (iii) Other expenses (list and identify separately):

              None. Paid by investment adviser to acquiring funds.

         (iv) Total expenses (sum of lines (i)-(iii) above):

              See above.

     (b) How were those expenses allocated?

         N/A

     (c) Who paid those expenses?

         Investment adviser to acquiring funds.

     (d) How did the fund pay for unamortized expenses (if any)?

         N/A

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23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes         [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes         [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes         [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

         Kayne Anderson Mutual Funds

     (b) State the Investment Company Act file number of the fund surviving the
         Merger: 811-07705

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         Form N-14, Pre-Effective Amendment No. 1, filed on October 20, 1999 (File No. 333-08045)

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sefton Funds Trust, (ii) he is the Chairman of the Board of Trustees and President of Sefton Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                        /s/ Harley K. Sefton
                                        ------------------------------

                                        Harley K. Sefton
                                        Chairman of the Board of
                                        Trustees and President



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